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                               June 29, 2022

       Scott Kaufman
       Chief Executive Officer
       Creek Road Miners, Inc.
       2700 Homestead Road
       Park City, UT 84098

                                                        Re: Creek Road Miners,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 29, 2022
                                                            File No. 333-262304

       Dear Mr. Kaufman:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form S-1

       Exhibit 5.2

   1. Please revise the first paragraph to identify correctly the shares covered by the registration statement. In this
regard, we note your statement that the 12,721,659 shares covered by the registration
statement consist of 5,836,453 shares issuable upon the conversion of outstanding shares of
Series C Preferred Stock and 6,218,539 shares issuable upon the exercise of outstanding
warrants; however, this is not an accurate identification of the shares covered by the
registration statement. In addition, revise the third paragraph to exclude your client
from the assumption regarding "the due authority of all parties signing such documents."
 Scott Kaufman
Creek Road Miners, Inc.
June 29, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ryan Lichtenfels at 703-434-0122 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                           Sincerely,
FirstName LastNameScott Kaufman
                                                           Division of
Corporation Finance
Comapany NameCreek Road Miners, Inc.
                                                           Office of Trade &
Services
June 29, 2022 Page 2
cc:       Roger W. Bivans
FirstName LastName